EXHIBIT 99.1

Electra Signs Agreement with North American pCAM Company

TORONTO, Nov. 25, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, and Positive Materials Inc. (“Positive”), a Canadian-based company onshoring proven commercial precursor cathode active material (“pCAM”) manufacturing technology (“Project Positive+”) in Canada, today announce the signing of a Supply Chain Cooperation Agreement to support the growth of North America’s lithium-ion battery and energy storage industries.

To complement its existing offtake agreement with LG Energy Solution, Electra is engaged in preliminary discussions with multiple parties regarding potential commercial arrangements that, if advanced, could further broaden the customer base of its refinery. The agreement with Positive is targeting a North American commercial and technical relationship for Electra’s cobalt sulfate production. The partnership reflects a shared commitment to process ethically sourced battery raw materials domestically and to strengthen the resilience, sustainability, and competitiveness of North America’s critical minerals supply chain.

“Electra is constructing North America’s first battery-grade cobalt sulfate refinery, and this agreement represents another component of building a fully localized and environmentally responsible supply chain. Partnering with Positive allows us to explore processing synergies and jointly support customers seeking secure, transparent sourcing,” said Electra CEO, Trent Mell.

“The “pCAM-as-a-service” toll processing business model for Project Positive+ is perfectly aligned with downstream customer preference to secure high provenance, sustainable critical mineral feedstocks, with our agreement with Electra supporting local procurement opportunities. This partnership with Electra brings the Canadian lithium-ion battery supply chain one step closer to a fully integrated domestic industry, capturing the entire mine-to-market value,” said Positive CEO, Marco Romero.

The two companies will evaluate opportunities to integrate Electra’s battery-grade cobalt sulfate with Positive’s planned North American pCAM operations in Belledune, New Brunswick. The collaboration will focus on aligning product specifications and supporting downstream processing pathways that meet the evolving needs of North American and European customers.

Electra continues to demonstrate its commitment to government strategies aimed at securing critical mineral supply chains and supporting long-term industrial competitiveness. Engagement with downstream clients and emerging innovators ensures alignment across the value chain from mine to market while contributing to North America’s broader battery materials strategy.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

About Positive Materials

Positive Materials Inc. is a private Canadian company led by an experienced, multidisciplinary team of professionals that is exclusively focused on becoming the most competitive producer of precursor cathode active materials in North America, all while achieving technical, environmental and social excellence. pCAM is the missing link in the North American battery supply chain.

About Project Positive+

Project Positive+ is an initiative to build a state-of-the-art, sustainable and high-quality pCAM manufacturing facility in Belledune, New Brunswick, Canada, using commercially proven technology. It is a collaboration between Positive Materials Inc, and the Pabineau First Nation and Ugpi’Ganjig First Nation, on whose ancestral territory the project is located.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Contact
Marco Romero
CEO
Positive Materials Inc.
info@posmat.ca
1.604.802.3320

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.